SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. _____)*
57th STREET GENERAL ACQUISITION CORP.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
316816115
(CUSIP Number)
July 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	316816115	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Encore Atlantic Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		406,800 Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		406,800 Shares

WITH	8	SHARED DISPOSITIVE POWER

0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

406,800 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	316816115	13G	Page	3	of	6	Pages
Item 1(a). Name of Issuer:
     57th Street General Acquisition Corp.
Item 1(b.) Address of Issuer’s Principal Executive Offices:
     590 Madison Avenue, 35th Floor, New York, New York 10022
Item 2(a). Name of Persons Filing:
     Encore Atlantic Fund, LLC
Item 2(b). Address of Principal Business Office or, if None, Residence:
The business address of Encore Atlantic Fund, LLC is 3700 South Ocean Boulevard, Apt. 1503, Highland Beach, Florida 33487.
Item 2(c). Citizenship:
     Encore Atlantic Fund, LLC is a Delaware limited liability company
Item 2(d). Title of Class of Securities:
     Common Stock, par value $.0001 per share
Item 2(e). CUSIP Number:
     316816115
Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	316816115	13G	Page	4	of	6	Pages
Item 4. Ownership
                Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Encore Atlantic Fund, LLC beneficially owns 406,800 shares of Common Stock.

(b)	Percent of Class:

6.7%, which percentage was calculated based on 6,062,556 shares of Common Stock outstanding as of May 28, 2010, as per the Issuer’s Form 8-K dated June 1, 2010.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

406,800 shares of common stock

(ii)	Shared power to vote or to direct the vote:

0 shares of common stock

(iii)	Sole power to dispose or to direct the disposition of:

406,800 shares of common stock

(iv)	Shared power to dispose or to direct the disposition of:

0 shares of common stock
     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
               None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
               None.
Item 8. Identification and Classification of Members of the Group.
               None.
Item 9. Notice of Dissolution of Group.
               None.

CUSIP No.	316816115	13G	Page	5	of	6	Pages
Item 10. Certifications.
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	316816115	13G	Page	6	of	6	Pages
SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 22, 2010

ENCORE ATLANTIC FUND, LLC
By:	/s/ Richard J. Rosenstock
	Name:	Richard J. Rosenstock
	Title:	Managing Partner